Mail Room 4561

March 23, 2010

Robert Ipson
Chief Executive Officer
Piranha Ventures, Inc.
34808 Staccato Street
Palm Desert, California 92211

> **Re: Piranha Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed March 9, 2010**
> **File No. 000-21909**

Dear Mr. Ipson:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Matthew Crispino
Attorney Advisor